Exhibit 16.1

July 31, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated July 31, 2019, of DelMar Pharmaceuticals, Inc. and are in agreement with the statements contained in the first, third, fourth, fifth, and sixth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fifth paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audits of the registrant's 2018 and 2017 consolidated financial statements.

/s/ Ernst & Young LLP